Exhibit 99.3

Grupo Éxito recorded consolidated revenues of $5.1 trillion pesos in the second quarter of 2024, representing a 6.5% growth excluding the exchange rate effect compared to the same period last year.

The consolidated recurring EBITDA of Grupo Éxito totaled $342 billion, with a margin of 6.7%, higher than that obtained in the first quarter of the year.

Revenues in Colombia reached $3.7 billion pesos, remaining in line with the same period of the previous year, amid a challenging macroeconomic context

Uruguay increased its revenues by 4.6% in local currency, while Argentina grew by 191.7%, amid inflationary pressures affecting consumption.

As a result of the brand unification initiative, seven stores were converted to Éxito and Carulla brands by the end of the first half of the year, in the second half, efforts will continue to reach 40 unified stores by the end of the year.

Grupo Éxito is strengthening its savings strategies with promotions across all brands, such as “Megaprima”, “Días de Precios Especiales (Special Price Days), themed days and more than 1,000 products at “Precio Insuperable” (Unbeatable Prices), among other initiatives, to benefit the pockets of Colombians.

In 2024, the Éxito Foundation has signed 37 agreements with regional and local governments, with an investment exceeding $11 billion pesos, benefiting more than 17,000 families.

●	Omnichannel sales in Colombia, Uruguay, and Argentina grew by 3.3%, driven by food categories. In Colombia, there were 5.8 million orders, with an omnichannel participation of 14.5% of total sales.

●	The real estate business continued to be an important growth pillar for Grupo Éxito in the region, increasing its recurring revenues by 11,4% in Colombia and 177% in Argentina, in local currency.

●	Revenues in Uruguay grew by 4.6% in local currency, due to the strong performance of stores in Montevideo and the 32 Fresh Market stores, which already account for 59.2% of total sales in that country.

●	In Argentina, revenues increased by 191.7%, excluding the exchange rate effect, driven by the strong performance of hypermarkets and the participation of Cash & Carry, which represented 14.2% of sales, amidst challenging consumption behavior in the country.

●	Free cash flow reached $103 million, driven by effective working capital management.

●	Around 1,000 products with “Precio Insuperable” (Unbeatable Prices), from both own brands and leading national brands are available in Grupo Éxito stores. These options provide customers with savings alternatives that help ease their financial burden, thanks to the best market prices in terms of quality and value.

●	The signing of agreements by the Éxito Foundation with regional and local governments aims to strengthen the comprehensive development and nutritional status of Colombian children from gestation, aligning with the Éxito Foundation’s mission to achieve zero malnutrition in children under five in Colombia.

Consolidated Results of Grupo Éxito (Colombia, Uruguay, and Argentina)

The consolidated operational revenues of Grupo Éxito during the second quarter of 2024 reached $5.1 trillion pesos, growing by 6.5% excluding the exchange rate effect. These results were driven by the growth in sales of food categories across all three countries and the consistent development of the real estate business in Colombia and Argentina.

The operation in Colombia represented 73% of the Group’s operational revenues. Revenue levels in the country remained in line with those obtained in the same period last year. Amidst the challenging macroeconomic context in the country, there was notable growth in sales of food categories, especially fresh products (+4.6%), the evolution of omnichannel food sales (+8%), and the consistent growth of the recurring real estate income (+11,4%). The results in Colombia were impacted by the effect of non-recurring real estate revenues in the 2023 base amounting to $18 billion pesos.

The operations in Uruguay and Argentina generated revenues of $1.4 trillion pesos, accounting for 27% of the company’s consolidated revenues.

The consolidated recurring EBITDA of the Group was $341.931 billion pesos, reflecting the positive performance of the real estate business and efficiency in controlling expenses in Colombia and Argentina, which grew below inflation. Uruguay also achieved cost efficiencies that allowed it to improve its gross margin by 98 basis points. Despite this, the consolidated results were affected by the deceleration of consumption in the region and the increased income in the base from asset sales in Colombia.

The net result of Grupo Éxito reflected achievements in non-operational lines, although it was impacted by an operational result affected by negative macroeconomic conditions that led to a reduction in consumption in the region.

Both EBITDA and net results showed an improved trend in this quarter compared to the performance in the first quarter of the year, resulting in better accumulated results for the year.

“We see that the consolidated results of Grupo Éxito in this second quarter show a better trend than those of the first quarter. This demonstrates the resilience of the company and its ability to respond to the needs of the market and customers during macroeconomic moments that impact consumption in the region.

Grupo Calleja is committed to dignifying the lives of citizens in the countries where it operates, and we will continue to advance in all initiatives that lead us toward this goal in the short, medium, and long term,”

stated Carlos Calleja, president of Grupo Éxito.

Note: figures expressed in millions of Colombian pesos.

Colombia continues to be impacted by a challenging macroeconomic context with pressures from food inflation and a slowdown in consumption.

Revenues from the Colombia operation reached $3.7 trillion pesos in the second quarter of the year, remaining in line with the same quarter of the previous year. Omnichannel performance strengthened and represented 14.5% of sales in the country. Food sales grew by 2.4% and reflected the lowest level of internal inflation for the company between June 2023 and June 2024, which was 1.4 percentage points below the national average in the same category (5.27%). Complementary businesses, mainly real estate, with recurring revenues increasing by 11.4%, contributed to revenue performance in the country.

Revenues for the first half of the year in Colombia exceeded $7.6 trillion pesos, growing by 1.3% compared to the same period of the previous year, and represented 73.7% of the Group’s consolidated net revenues.

During the second quarter, the recurring EBITDA was $230.653 billion, with a margin of 6.2% on revenues. This result is the outcome of adhering to the efficiency plan that allowed operational expenses to continue growing below inflation and below the annual minimum wage increase. This way, the effect of a larger EBITDA base resulting from the sale of real estate project assets during the previous year was compensated. The recurring EBITDA for the first half of the year reached $407.764 billion, with a margin of 5.3% on revenues, reflecting strategic investment decisions in pricing and strict expense control.

In challenging economic times for households, Grupo Éxito tightens its belt and collaborates with its suppliers to offer a wide range of products, most of which are basic necessities, at the lowest prices in the sector. This allows Colombian families to continue shopping at Grupo Éxito stores and meet their essential needs. The savings strategies are being reinforced:

●	Traditional brand promotions, some of the most important in retail in Colombia, such as Special Price Days or Megaprima, are extended to all of the company’s retail brands.

●	Themed days are being renewed, offering special discounts on categories such as fruits, vegetables, meats, and beverages.

●	Customer loyalty initiatives, which provide special discounts for purchasing preferred products, such as “Día Redondo” at Éxito or “Día Diamante” at Carulla.

●	Promotional activations of high-low pricing throughout the year with permanent low- cost products, reaching customers for their shopping needs.

●	“Precio Insuperable” (Unbeatable Prices) is a savings and relief option for Colombians. This strategy, which began over 10 years ago, has evolved over time and is now permanently available in all Grupo Éxito stores in Colombia and through e-commerce channels. It has been strengthened to include a portfolio of more than 1,000 products, both private labels and national brands, many of which are basic household items. Additionally, over 70 Grupo Éxito suppliers have joined to offer not only private label products but also leading national brands.

In the Colombia operation, the following stands out:

1.	Sales from e-commerce and direct channels reached over $516 billion pesos in the second quarter, representing 14.5% of the company’s sales in Colombia, driven by an 8% increase in food sales. The performance of the following is highlighted:

The food category, which reached a 13.3% share of total food sales

●	Orders through various digital channels, which grew by 24% compared to the second quarter of the previous year, totaling 5.8 million orders.

●	The Misurtii mobile app, which saw a 51% increase in sales, totaling $24.490 billion pesos and 32,800 orders.

●	Sales through the Éxito and Carulla apps, which grew by 33.1%, reaching $43.000 billion pesos and 171,000 orders

2.	The real estate business, which continued to solidly contribute to revenue performance despite the country’s macroeconomic context. Recurring revenues grew by 11,4% compared to the second quarter of the previous year, and the occupancy rate reached 97.6% in its commercial spaces.

3.	The focus on keeping the customer at the center of all decisions, strengthening commercial and operational excellence strategies in Colombia to reinforce leadership in both physical and digital retail through the following activities:

●	Offering differential value through a greater assortment, competitive prices, and an improved non-food portfolio (fashion and appliances).

●	Gradual unification of brands under Éxito and Carulla, capturing brand strength, benefiting from higher sales volumes, and other elements that contribute to performance. As of today, six stores were converted to Éxito and six to Carulla.

●	Optimization of resources to achieve efficiencies by controlling expenses at all levels and modernizing the model towards a more agile, flexible, and efficient operation.

“The revenues of the Colombia operation reached $3.7 trillion pesos in the second quarter of the year, remaining in line with the same quarter of the previous year.

Omnichannel performance strengthened and represented 14.5% of sales in the country, demonstrating the resilience of the company and its ability to adapt even in challenging macroeconomic environments that have led to a slowdown in consumption. Likewise, the real estate business made a significant contribution: its recurring revenues grew by 11,4% compared to the second quarter of the previous year and reached an occupancy rate of 97.6% in its commercial spaces.

As a result of various commercial initiatives such as aggressive offerings for customers, “Precio Insuperable” (Unbeatable Prices), expanded assortment and brand unification, Grupo Éxito Colombia has gained market share in the same meters in 70% of the cities where we have a presence, including Bogotá, Medellín and Cali.

We continue converting stores to the Éxito and Carulla brands, aiming for nearly 40 stores by the end of the year.

We remain committed to maintaining our customers’ preference and fulfilling our Higher Purpose: “Nourishing Opportunities for Colombia,” stated Carlos Mario Giraldo, General Manager of Grupo Éxito.

During the second quarter of 2024, Grupo Éxito continued its efforts for the development of the country through initiatives such as sustainable commerce, support for national production, and social investment, reaffirming its commitment to fulfilling its higher purpose: Nourishing Opportunities for Colombia. Some figures from the second quarter of 2024 include:

●	The Éxito Foundation, in its firm commitment to the well-being and comprehensive development of early childhood, has signed 37 agreements with regional and local governments as of June 2024, representing an investment of over $11 billion colombian pesos. This initiative will benefit more than 17,000 families, including pregnant mothers and children up to two years old, across the country.

●	Through the Éxito Foundation, the company benefited over 34,000 children by delivering more than 56,000 food packages in 32 departments of the country; this advances the goal of achieving the first generation with zero chronic malnutrition in the country for children under five by 2030.

●	Grupo Éxito believes in Colombia and buys Colombian. During the second quarter of 2024, the company purchased 88.65% of its fruits and vegetables from local producers, thus fostering the growth of national agriculture. Additionally, 79.43% of these purchases were made without intermediaries, which directly benefits Colombian farmers.

●	Through PaisSana, a brand that promotes productive projects from areas affected by armed conflict in Colombia, Grupo Éxito contributes to the economic and social development of the most vulnerable regions. During the second quarter of 2024, the company collaborated with 18 suppliers to contribute to peace through 53 fast margin consumer goods and fresh products.

The operation in Uruguay continues to drive the Group’s results.

Sales in Uruguay increased by 4.4% in local currency during the second quarter of 2024 and by 6.1% during the semester. This growth reflects the strong performance of the 32 Fresh Market stores operating in the country, which accounted for 59.2% of sales in Uruguay in the quarter and 60.2% in the semester, as well as the contribution from the launch of the new “six or less” format during the quarter.

The recurring EBITDA margin in Uruguay was 11.2%, the highest in the group, reflecting an improved gross margin of 98 basis points, bringing it to 36.6% compared to the same period last year. For the semester, the recurring EBITDA margin reached 11.5%, thanks to a better gross margin of +82 basis points reaching 36.4% of margin.

In Argentina, sales grew by 192.2% in local currency.

Operational revenues were pressured by the deterioration in consumption in the country due to high inflation, which reached 271.5%. The variation in results in Colombian pesos of +8.9% also reflected the impact of the exchange rate effect. The 12 Cash & Carry stores accounted for 14.2% of sales in Argentina, and the real estate business grew by 177.5%, with occupancy levels of 94.5%. For the semester, sales experienced a growth of 206.8%, with Cash & Carry contributing 16.1% and the real estate business growing by 186.2%.

The recurring EBITDA margin in Argentina for the second quarter of 2024 was 0.6%, reflecting a lower gross margin due to the decline in consumption in the country. The recurring EBITDA margin for the semester was 0.7%, occurring amidst four consecutive quarters of declining GDP in the country, with expectations of another decline for the second quarter of 2024.